

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Via Email
Carmine Catizone
Chief Executive Officer
Gotham Capital Holdings, Inc.
266 Cedar Street
Cedar Grove, NJ 07009

> **Re: Gotham Capital Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 28, 2017**
> **File No. 000-50773**

Dear Mr. Catizone:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please tell us when you plan to file your Item 2.01(f) Form 8-K or why you believe such disclosure is not required.

2. We note your resolution to issue common shares to acquire OXYS. Please disclose the information required by Items 11(e), 13(a) and 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-7576 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Zachary Walker, Esq.
       J.M. Walker & Associates